[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

(212) 474-1131

CyrusOne Inc.

Amendment No. 3 to Registration Statement on Form S-11

File No. 333-183132

November 15, 2012

Dear Ms. Gowetski:

CyrusOne Inc. (the “Company”) has filed today with the Securities and Exchange Commission, via EDGAR, Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-11 (File No. 333-183132) (the “Registration Statement”). Amendment No. 3 is being filed for the purpose of filing exhibits. Other than Item 36 of the Registration Statement, no changes or additions are being made to Part I or II of the Registration Statement. Four copies of Amendment No. 3, including the exhibits filed therewith, are enclosed for your convenience along with three copies of this letter.

Please contact the undersigned at (212) 474-1131, or, in my absence, Daniel A. O’Shea at (212) 474-1792 or John C. Duffy at (212) 474-1408, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ William V. Fogg

William V. Fogg

Ms. Jennifer Gowetski

    Senior Counsel

        United States Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549-7010

cc:	Mr. Gary Wojtaszek, CyrusOne Inc.

Mr. Daniel Gordon, Securities and Exchange Commission

Ms. Kristi Marrone, Securities and Exchange Commission

Ms. Folake Ayoola, Securities and Exchange Commission